Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated May 17, 2017	Registration Statement No. 333-218033
Supplementing the Preliminary
Prospectus Supplement dated May 16, 2017
(To Prospectus dated May 16, 2017)

Atlas Air Worldwide Holdings, Inc.

1.875% Convertible Senior Notes due 2024

The information in this pricing term sheet relates to Atlas Air Worldwide Holdings, Inc.’s offering of its 1.875% Convertible Senior Notes due 2024 (the “Offering”) and should be read together with the preliminary prospectus supplement dated May 16, 2017 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated May 16, 2017, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-218033. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Atlas Air Worldwide Holdings, Inc. has increased the size of the Offering to $260,000,000 (or $299,000,000 if the underwriters’ over-allotment option is exercised in full). The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	Atlas Air Worldwide Holdings, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	AAWW / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	1.875% Convertible Senior Notes due 2024 (the “Notes”).

Aggregate Principal Amount Offered:	$260,000,000 aggregate principal amount of Notes (or $299,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $39,000,000 principal amount of Notes is exercised in full).

Maturity Date:	June 1, 2024, unless earlier repurchased or converted.

Interest Rate:	1.875% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2017.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

Trade Date:	May 18, 2017.

Settlement Date:	May 23, 2017.

NASDAQ Last Reported Sale Price on May 17, 2017:	$46.10 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 32.5% above the NASDAQ Last Reported Sale Price on May 17, 2017.

Initial Conversion Price:	Approximately $61.08 per share of the Issuer’s common stock.

Initial Conversion Rate:	16.3713 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering will be approximately $253.1 million (or $291.2 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by the Issuer. In connection with the pricing of the Notes, the Issuer entered into convertible note hedge transactions with affiliates of each of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and BNP Paribas Securities Corp. (the “Option Counterparties”). The Issuer also entered into warrant transactions with the Option Counterparties. The Issuer intends to use approximately $28.8 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the Issuer from the sale of the warrants). The Issuer currently intends to use the remainder of the net proceeds of the Offering to repay higher-cost revolving credit facility borrowings; enhance business and financial flexibility; support long-term growth; and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

If the underwriters exercise their over-allotment option, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer in the Offering:

	Per Note	Total
Public Offering Price(1)	$1,000	$260,000,000
Underwriting discounts and commissions	$22.50	$5,850,000
Proceeds, before expenses, to the Issuer	$977.50	$254,150,000
(1) Plus accrued interest, if any, from the Settlement Date.

Convertible Note Hedge and Warrant Transactions:

In connection with the pricing of the Notes, the Issuer entered into convertible note hedge transactions with the Option Counterparties. The Issuer also entered into warrant transactions with the Option Counterparties. The convertible note hedge transactions are expected generally to reduce potential dilution to the Issuer’s common stock upon any conversion of Notes and/or offset any cash payments the Issuer is required to make in excess of the principal amount of converted Notes, as the case may be. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of the Issuer’s common stock exceeds the applicable strike price of the warrants. Accordingly, when the convertible note hedge transactions and the warrant transactions are taken together, the extent to which the convertible note hedge transactions reduce the potential dilution to the Issuer’s common stock (or the cash payments in excess of the principal amount of the Notes) upon conversion of the Notes is effectively capped by the warrant transactions at the strike price of the warrants. If the underwriters exercise their over-allotment option, the Issuer may enter into additional convertible note hedge and warrant transactions.

In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, the Option Counterparties or their respective affiliates expect to enter into various hedging transactions, including (without limitation) derivative transactions with respect to the Issuer’s common stock concurrently with or shortly after the pricing of the Notes. This activity could impact the market price of the Issuer’s common stock or the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various hedging transactions, including (without limitation) derivatives, with respect to the Issuer’s common stock and/or purchasing or selling the Issuer’s common stock or other securities of the Issuer’s in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Issuer’s common stock or the Notes, which could affect a holder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares and/or value of the consideration that a holder will receive upon conversion of the Notes.

See “Description of Convertible Note Hedge and Warrant Transactions” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc.

Co-Lead Managers:	Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:	CJS Securities, Inc. Cowen and Company, LLC Seaport Global Securities LLC Sidoti & Company, LLC

CUSIP:	049164BJ4

ISIN:	US049164BJ49

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

If the “effective date” (as defined in the Preliminary Prospectus Supplement) of a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs prior to the Maturity Date and a holder elects to convert its Notes in connection with such make-whole fundamental change, the Issuer will, under certain circumstances, increase the conversion rate for the Notes so surrendered for conversion by a number of additional shares of the Issuer’s common stock, as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for each hypothetical stock price and effective date set forth below:

	Stock Price
Effective Date	$46.10	$50.00	$55.00	$61.08	$70.00	$80.00	$90.00	$100.00	$150.00	$200.00

May 23, 2017	5.3205	4.5896	3.8476	3.1590	2.4364	1.8850	1.5023	1.2266	0.5607	0.3075
June 1, 2018	5.3205	4.4704	3.6996	2.9927	2.2633	1.7186	1.3492	1.0887	0.4855	0.2674
June 1, 2019	5.3205	4.3508	3.5425	2.8114	2.0723	1.5355	1.1819	0.9394	0.4075	0.2261
June 1, 2020	5.3205	4.2272	3.3684	2.6047	1.8529	1.3269	0.9943	0.7749	0.3268	0.1838
June 1, 2021	5.3205	4.0830	3.1551	2.3488	1.5843	1.0784	0.7776	0.5905	0.2439	0.1402
June 1, 2022	5.3205	3.9034	2.8718	2.0052	1.2339	0.7713	0.5250	0.3864	0.1612	0.0956
June 1, 2023	5.3205	3.6790	2.4515	1.4795	0.7357	0.3883	0.2443	0.1770	0.0805	0.0493
June 1, 2024	5.3205	3.6286	1.8105	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $46.10 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 21.6918 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement dated May 16, 2017 and an accompanying prospectus dated May 16, 2017) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com; from BNP Paribas Securities Corp., Attention: Equity Syndicate Desk, 787 7th Avenue, New York, NY 10019, by calling (888) 860-5378 or by emailing dl.nyk_elo@us.bnpparibas.com; or from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling toll-free at 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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